UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799

(Address of principal executive offices)	(Zip Code)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Financial Statements and
Supplemental Schedule

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement
      and Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statement of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

April 15, 2005

Stamp No. 2032268
affixed to
original of
this report.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statement of Net Assets Available for Benefits

December 31,
2004
Assets
Investments at fair value	$42,915,687

Net assets available for benefits	$42,915,687

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions to net assets:
Transfer from AML plan (Note 1)	$31,971,387
Employee contributions	4,929,151
Employer contributions	4,658,431
Interest and dividend income	492,560
Net realized/unrealized gain	2,052,502

Total additions	44,104,031

Deductions from net assets:
Benefits paid	1,188,344

Total deductions	1,188,344

Net increase	42,915,687

Net assets available for benefits at beginning of year	—

Net assets available for benefits at end of year	$42,915,687

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Retirement and Savings Plan for Amgen Puerto Rico, Inc. (the APR Plan) was first established effective May 1, 1992 (amended and restated effective April 1, 1996) as a defined contribution plan covering substantially all domestic employees of Amgen Puerto Rico, Inc. On January 1, 2002, Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen), assumed the responsibilities of the work force of Amgen Puerto Rico, Inc. and the APR Plan was renamed The Retirement and Savings Plan for Amgen Manufacturing, Limited (the AML Plan). Effective as of 12:00 a.m. on January 1, 2004, Amgen Puerto Rico, Inc. transferred all the assets of the AML Plan to the Plan, and terminated the AML Plan. The Plan is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 4 – “Income Tax Status”) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

During 2004, participants could elect to contribute up to 10% of their pretax annual compensation (up to a maximum contribution of $8,000). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company makes a non-elective contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, equal to 3% of each eligible employee’s compensation (Core Contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; and participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in the Amgen Inc. Common Stock Fund, no intrafund exchanges may be made into that account and such participant may not contribute more than 50% of his or her contributions to the Amgen Inc. Common Stock Fund.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Matching Contributions and related earnings at a rate of 25% per year for each of their first four years of service completed.

Core Contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must be credited with a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Matching Contributions and Core Contributions (collectively Company Contributions) become fully vested upon attainment of normal retirement age, disability, or death.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. Forfeited balances of terminated participants’ nonvested accounts during 2004 were used to reduce future Company Contributions.

Payment of Benefits

Upon termination of employment due to death, disability (as defined by the Plan), retirement, or severance from employment, a participant may elect to receive an amount equal to the value of the participant’s vested account balance in either a lump-sum payment in cash and/or full shares of Amgen Inc. common stock. The number of shares of Amgen Inc. common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following notification.

Certain restrictions may apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to (a) 50% of the participant’s vested account balance, or (b) $50,000, less the highest aggregate outstanding loan balance during the 12 month period ending on the day before the new loan is made, net of any repayments made on such aggregate balance during such 12 month period. The loans bear interest at the average borrowing rates of certain major banks. As of December 31, 2004, participant loans outstanding bear interest at rates ranging from 5.48% to 12.46%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence. Principal and interest payments are allocated to the participant’s account.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distribution of their vested account balances.

Trustee

Banco Santander acts as the Plan’s trustee.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,
2004
Amgen Inc. Common Stock	$17,042,795
Fidelity Magellan Fund	5,765,524
Fidelity Spartan U.S. Equity Index	2,768,529
Fidelity OTC Portfolio	2,904,931
Fidelity Growth and Income Portfolio	2,332,825

$30,814,604

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31,
2004
Amgen Inc. Common Stock	$738,350
Mutual funds	1,314,152

$2,052,502

4. Income Tax Status

In January 2003, the Company received a determination letter from the Puerto Rico Treasury Department, stating that the Plan is qualified, in form, under the PR Code and therefore, the related trust forming a part of the Plan is exempt from taxation. The Company believes the Plan is being operated in compliance with the applicable requirements of the PR Code. The Plan is intended to meet only the requirements of the PR Code and is not intended to be qualified under the United States Internal Revenue Code of 1986.

5. Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants were charged a fee for certain services, such as the processing of participant loans. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of	Current
Identity of Issue	Investment	Value

Amgen Inc.*	Common stock 265,671 Shares	$17,042,795
Fidelity Magellan Fund*	Mutual fund 55,550 shares	5,765,524
Fidelity Growth and Income Portfolio*	Mutual fund 61,053 shares	2,332,825
Fidelity Retirement Money Market Portfolio*	Money market portfolio	1,728,273
Fidelity Overseas Fund*	Mutual fund 40,119 shares	1,419,398
Fidelity Spartan U.S. Equity Index*	Mutual fund 64, 595 shares	2,768,529
Fidelity Short-Term Bond*	Mutual fund 167,179 shares	1,501,268
Fidelity OTC Portfolio*	Mutual fund 83,740 shares	2,904,931
Fidelity Asset Manager*	Mutual fund 40,275 shares	652,857
Fidelity Asset Manager: Growth*	Mutual fund 62,230 shares	922,242
Fidelity Asset Manager: Income*	Mutual fund 44,206 shares	560,090
Fidelity U.S. Bond Index Portfolio*	Mutual fund 100,561 shares	1,120,244
Fidelity Contrafund*	Mutual fund 25,302 shares	1,435,633
Fidelity Small Cap Stock Fund*	Mutual fund 6,883 shares	124,996
Fidelity Freedom Income Fund*	Mutual fund 193 shares	2,176
Fidelity Freedom 2010 Fund*	Mutual fund 2,484 shares	33,838
Fidelity Freedom 2020 Fund*	Mutual fund 1,090 shares	15,219
Fidelity Freedom 2030 Fund*	Mutual fund 1,171 shares	16,483
Fidelity Managed Income Portfolio*	Money market portfolio	14,114
Fidelity Freedom 2040 Fund*	Mutual fund 4,067 shares	33,634
Neuberger Berman Genesis Trust	Mutual fund 2,589 shares	110,481
Pimco High Yield Administration	Mutual fund 10,565 shares	105,330
MSI International Equity B	Mutual fund 1,387 shares	28,922
Dreyfus Premier Emerging Markets Class A	Mutual fund 2,407 shares	47,196
Vanguard REIT Index Fund	Mutual fund 6,866 shares	128,944
American Funds Growth Fund of America	Mutual fund 1,445 shares	39,355
H & W Mid Cap Value I	Mutual fund 9,803 shares	267,517
Fidelity Equity Income*	Mutual fund 1,084 shares	57,188
Participant loans*	Interest rates from 5.48% to 12.46%	1,735,685

		$42,915,687

*	Indicates party-in-interest

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen
Manufacturing, Limited
(Name of Plan)

Date: 6/28/05	By:	/s/ Richard D. Nanula

Richard D. Nanula
Chief Financial Officer
Amgen Manufacturing, Limited

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Index to Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1